

Mail Stop 3720

June 21, 2018

Xinghui Yang
Chief Executive Officer
Wah Fu Education Group Limited
Room 505 Building No.40, No.1 Disheng North Street
Economic and Technological Development Zone
Beijing, China 100176

> **Re:** **Wah Fu Education Group Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 15, 2018**
> **File No. 333-223804**

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 2 –   Summary of Significant Accounting Policies
Accounts Receivable – net, page F-10

1.   Please expand your disclosures on accounts receivable in Note 2 and on page 64 to address:
- the nature of underlying revenues and related services;
- the reasons for granting extended repayment terms;
- the receivable amounts over 90 days and over one year, if material; and

- receivable amounts due from customers accounting for 10% of total outstanding receivables and/or 10% of total revenues.

Additionally, update your disclosure of Material Contracts on pages 82-83 to reflect your extended credit terms.

Loans to third parties, page F-10

2. We note that you provide loans to unrelated companies and individuals with which the Company has business relationships. Please disclose the nature of the business relationships and your business purposes for making the cash advances, and advise us.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications